March 13, 2007

Via Edgar and Federal Express

Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	China Architectural Engineering, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 5, 2007 File No. 333-138603

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to registration statement that was originally filed on Form SB-2 on November 13, 2006 and as amended by Amendment No. 1 on Form S-1/A filed on February 5, 2007 (“Amendment No. 1”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1. We have been advised that changes in Amendment No. 2 compared against Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Amendment No. 1, the Commission issued a comment letter dated February 21, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

S-1/A

1.
Comment: We note your response to prior comment 7 regarding non-430A information. Since you have indicated a price range, it seems that substantially all of the missing information can now be provided, including, for example, in the Dilution section. Please revise to include this information, and note that we may need additional time to review it.

Response:  We respectfully note your comment and have completed the missing information from the registration statement, including the Dilution section.

2.
Comment:  Please remove specific references to the Division of Corporation Finance and the Securities and Exchange Commission from your discussions in the risk factor entitled "Shares Eligible for Future Sale . . ." and in the later section of the same name. Such references may lead investors to believe that we have approved your transaction or your disclosure.

Response:  We respectfully note your comment and have removed the references to the Division of Corporation Finance.

Pamela A. Long
March 13, 2007

3.	Comment: We assume that your next amendment will include audited financial statements for the year ended December 31, 2006. Refer to Article 3-12 of Regulation S-X.

Response:  We respectfully note your comment and supplementally inform you that we have referred to Article 3-12 of Regulation S-X and believe that the audited financial statements for the year ended December 31, 2006 may be included in the next amendment, which the Company will do.

Pursuant to Rule 3-12 (b) and (g)(2)(iii), where the anticipated effective date of a filing is between 45 days and 90 days after fiscal yearend, the filing need not include financial statements more current than as of the end of the third fiscal quarter of the most recently completed fiscal year (i) unless audited financial statements for such fiscal year are available or (ii) unless the registrant does not meet the conditions prescribed under paragraph (c) of Rule 3-01 of Regulation S-X. Here, the Company is not required to provide financial statements more current than as of the end of the nine months ended September 30, 2006 because (i) the audited financial statements for the year ended December 31, 2006 is no available and (ii) the Company meets the conditions prescribed under paragraph (c) of Rule 3-01.

Rule 3-01(c) requires that:

1.	the registrant files annual, quarterly and other reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and all reports due have been filed;

2.
for the most recent fiscal year in which audited financial statements are not yet available the registrant reasonably and in good faith expects to report income, after taxes but before extraordinary items and cumulative effect of a change in accounting principle; and

3.
for at least one of the two fiscal years immediately preceding the most recent fiscal year the registrant reported income, after taxes but before extraordinary items and cumulative effect of a change in accounting principle.

The Company meets all the conditions prescribed above—(1) the Company filed all annual, quarterly and other Exchange Act reports; (2) the Company intends, in good faith, to report income the fiscal year ended December 31, 2006; and (3) the Company reported income for both of the years ended December 31, 2005 and 2004.

In addition, the Company is not required to include financial statements more current than the nine months ended September 30, 2006 under Rule 3-12(d) of Regulation S-X because the Company, immediately prior to the time of filing the registration statement, filed all annual, quarterly and other reports required under to Section 13 or 15(d) of the Exchange Act.

Notwithstanding the foregoing, the Company will, as indicated above, include the audited financial statements for the year ended December 31, 2006 in the next amendment.

Principal Terms of the Share Agreement, page 3

4.
Comment:  We note your response to prior comment 9. Please help us to understand whether there are any financial penalties associated with the registration rights agreement for the IR Securities, which we note are included in your current Form S-1. If so, please tell us the terms of these penalties, including how the penalty is calculated, whether the current Form S-1 must he declared effective by a specified date, and whether the current Form S-1 must maintain effectiveness for a specified period. Also tell us what consideration you have given to the guidance in EITF 05-4, and disclose in your footnotes which of the three views in this EITF's Issue Summary No. 1 you have adopted. We remind you that the probability of using your best efforts to file a registration statement and have it declared effective does not address the accounting treatment of the registration rights agreement containing financial penalties.

Pamela A. Long
March 13, 2007

Response:  We respectfully note your comment and hereby supplementally inform you that there are no penalties associated with the registration of the IR Securities. We have revised the notes to the financial statements to clarify this fact. We have also revised the disclosures to disclose the penalty provisions that apply to registration rights applicable to the shares held by shareholder prior to the share exchange and shares issued to FirstAlliance Financial Group, Inc.

Capitalization, page 22

5.	Comment: It appears that the dollar amounts you are presenting for common stock par value should be truncated since the amounts you show are "in thousands." Please advise or revise.

Response:  We respectfully note your comment and have revised the Capitalization section disclosures accordingly. Please note that the Company intends to update this disclosure to December 31, 2006 in the next amendment.

6.
Comment:  We note your response to prior comment 15. If you continue to present September 30. 2006 numbers, given the reasons indicated in our related comments below regarding your consolidated statements of income and consolidated statements of stockholders' equity, please revise your share information so that the actual shares presented agrees to the historical equity statement of Full Art at September 30, 2006, with the number of shares restated for the recapitalization in a manner similar to a stock split. We assume that you will reflect 43,304,125 shares issued and outstanding at September 30, 2006, and that you will adjust the dollar amounts of common stock par value and retained earnings accordingly.

Response: We respectfully note your comment and have revised the share information, which agrees with the historical equity statement of Full Art at September 30, 2006. Please note that the Company intends to update this disclosure to December 31, 2006 in the next amendment.

7.
Comment: We note your actual total capitalization at September 30, 2006. If your total capitalization differs from your total stockholders' equity, please provide a reconciliation between the two numbers.

Response:  We respectfully note your comment and have revised the capitalization section accordingly. Please note that the Company intends to update this disclosure to December 31, 2006 in the next amendment.

Dilution, page 23

8.	Comment: We note that you have estimated your post-public offering equity on page 22. Please use a similar estimate to complete your dilution table.

Response:  We respectfully note your comment and have completed the Dilution section.

Pamela A. Long
March 13, 2007

Selected Consolidated Financial Data, page 24

9.
Comment:  Please revise your selected financial data to include earnings per share and cash dividends per share as required by Item 301 of Regulation S-K. Also tell us what consideration you gave to disclosing the long-term payables seen on your September 30, 2006 balance sheet as long-term obligations under Item 301 of Regulation S-K.

Response:  We respectfully note your comment and have revised disclosure to include earnings per share data. Please note that the balance sheet for the nine months ended September 30, 2006 and 2005 no longer contains a long-term payable line item because the long-term payables are offset against the tender deposits.

Results of Operations, page 30

10.
Comment:  Any pro forma earnings per share information should only be provided for the periods for which a pro forma income statement is allowable under Article 11-02(c) of Regulation S-X. Please revise. If you continue to present pro forma earnings per share information, please also revise to explain the transactions that are included in these pro forma amounts. Refer to Article 11-02(b)(2) of Regulation S-X.

Response:  We respectfully note your comment and have removed the pro forma earnings per share information. We have updated the disclosures such that all share and per share disclosures are retroactively restated for the October 2006 recapitalization.

11.
Comment:  It appears that your unaudited pro forma per share data and weighted average shares outstanding are inverted. If you continue to present this pro forma information, please revise your registration statement to show the correct amounts with the appropriate line items.

Response:  We respectfully note your comment and have removed the pro forma earnings per share information. We have updated the disclosures such that all share and per share disclosures are retroactively restated for the October 2006 recapitalization.

12.
Comment:  We note your narrative analysis of income tax expense for each period presented. Please consider revising your analysis to discuss your effective tax rate rather than the dollar amount of your tax expense, as we believe that this is more useful information for your investors. In this regard, it appears that the effective tax rate decreased slightly from September 30, 2005 to September 30, 2006, and it appears that your effective tax rate also decreased from December 31, 2004 to December 31, 2005.

Response:  We respectfully note your comment and have provided the effective tax rate disclosures.

Liquidity and Capital Resources, page 32

13.
Comment:  We note your analysis of operating cash flows. It is unclear to us why your analysis of net cash used in operating activities for the nine months ended September 30, 2006 and 2005 does not address the significant increase in your accounts receivable in 2006, since it appears from your statement of cash flows that this was the single biggest change in your operating cash flows. Please revise.

Pamela A. Long
March 13, 2007

Response:  We respectfully note your comment and have revised the disclosure to describe the increase in accounts receivable for the nine months ended September 30, 2006.

14.
Comment:  For all of your cash flow analyses, please revise to provide a better discussion of the reasons for the changes in your cash flows. In this regard, please ensure that you discuss all significant changes from the prior year period. Please also ensure that you address the underlying reasons behind the changes seen on the face of your statement of cash flows. Mere recitation of the numbers seen on the face of your cash flow statement is not adequate. Please refer to Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.see.govirules/interp/33-8350.htm.

Response:  We respectfully note your comment and have revised the cash flow analysis to clarify the reasons for the changes in cash flows, including all significant changes and the reasons related thereto.

15.	Comment: Please ensure that the balances disclosed in your analysis of cash flows agree to the balances seen on the face of your financial statements.

Response:  We respectfully note your comment and have confirmed that the balances disclosed in the analysis of cash flows are consistent with the financial statements.

16.
Comment:  We note your discussion of the increase in contracts receivable, and we read that the collection period typically runs from three months to one year before you receive full payment. Since your contracts receivable represent the majority of your assets, please revise to provide your investors with more insight into the expected collection period. For example, if most of your receivables are due within six months, you should disclose that. You should also separately address your cost and earnings in excess of billings, since you have not yet billed for these items, and provide more information about when you expect to bill for the items in your current balance and what the payment terms of such billings will be.

Response:  We respectfully note your comment and supplementally inform you that the Company has a credit policy of extending credit to customer normally net 30 to 60 days depending on each customer’s credit rating. However, the norm of building construction contracts operation stretches over a longer period, from 6 months to 2 years in the average. In addition, in terms of cost and earnings in excess of billings, an invoice is issued upon completion of a mutually agreed-upon portion as stipulated in the contract rather than by piecemeal segments of partial work progress. The payment term of such billing conforms to Company policy of 30 to 60 days. The disclosures have been revised to provide additional information on the Company’s collection policies.

Description of Business, page 36

17.
Comment:  Please revise to include the backlog disclosures required by Item 101(c)(1)(viii) of Regulation S-K. You may also wish to discuss backlog as part of your analysis of results of operations to support the increase seen in your contract revenues and receivables and to provide an indication to your investors of whether and for how long such increases will continue.

Response:  We respectfully note your comment and have included a discussion of backlog in the Business section.

Executive Compensation, page 48

Pamela A. Long
March 13, 2007

18.
Comment:  As you have now completed your most recent fiscal year, please provide executive compensation disclosure for 2006. Note our transitional guidance regarding the information and periods that must be included. This guidance is available on our website at www.sec.gov under the "Compliance and Disclosure Interpretations" link in the Corporation Finance section of the website. See Item 402 of Regulation S-K Executive Compensation - Executive Compensation and Related Person Transaction Disclosure Transition Questions and Answers for more information.

Response:  We respectfully note your comment and have revised the Executive Compensation section, updating the disclosures to 2006.

Financial Statements for the Period Ended September 30, 2006
Consolidated Balance Sheet, page F-2

19.
Comment:  If you continue to present an interim balance sheet, please comply with the following comments. In this regard, we assume that these comments will no longer be applicable once you update to audited December 31, 2006 financial statements that comply with Article 5-02 of Regulation S-X.

•
We note that your balance sheet no longer separately presents restricted cash. If you have combined restricted cash with another line item on your balance sheet, please revise your balance sheet line items to clarify this. You should also revise your cash flow statement line items to indicate where restricted cash is included.

•
We note that your balance sheet no longer separately presents cost and earnings in excess of billings. If cost and earnings in excess of billings is greater than 10% of your total assets, it should be presented as a separate line item. Refer to Article 10—01(a)(2) of Regulation S-X. You should also revise your cash flow statement line items to indicate where cost and earnings in excess of billings is included.

Response:  We respectfully note your comment and supplementally inform you that as of September 30, 2006 the Company did have restricted cash and cost and earnings in excess of billings. Since the interim balance sheet remains in this amendment to the registration statement, we have revised the financial statements to separately present these items on the balance sheet. We have also revised the cash flow statement accordingly. Please note that the Company believes that the cost and earnings in excess of billing and contract receivable are of the same nature, and for purposes of simplicity, the presentation of their cash flow is combined under accounts receivable in the cash flow statement.

Consolidated Statement of Stockholders' Equity, page F-5

20.	Comment: We note that the net income reflected on your equity statement does not agree to the net income reflected on your income statement. Please revise.

Response:  We respectfully note your comment and have revised the disclosure such that the net income is consistent in the income statement and statement of stockholder’s equity.

Note 3 - Contract Receivables, page F-14

21.
Comment:  We read on page 33 that you are currently involved in three lawsuits in which you are suing other parties for an aggregate amount of $1,292,520 of overdue payments. It appears from this footnote that you did not have an allowance for doubtful accounts related to your contracts receivable at September 30, 2006. It appears from Note 3 to your December 31, 2005 financial statements that you only had an allowance for doubtful accounts of $403,595 at December 31, 2005. Please tell us what consideration you gave to reserving these contested amounts in your allowance for doubtful accounts, and revise the footnotes to your 2006 financial statements to clarify' this matter.

Pamela A. Long
March 13, 2007

Response:  We respectfully note your comment and supplementally inform you that of the three lawsuits amounting to a total of $1,292,500, one case has been settled and award received while the other two cases, although not yet been heard by the judge, are in the opinion of our Chinese legal counsel to be recoverable by this collection process. The Company does not consider necessary to make any allowance for bad debts on these receivable items.

Note 10 — Subsequent Events, page F-16

22.
Comment:  We note your discussion of the additional shares of common stock and cash penalties that may be due if you fail to register certain shares in a timely manner. Please revise to provide more information about the triggers for these penalties and the amounts of stock and cash that would be payable. We believe that understanding this contingent liability is important to your investors.

Response: We respectfully note your comment and have revised the disclosures to provide more information regarding the penalty provisions.

Financial Statements for the Year Ended December 31, 2005
Consolidated Statements of Income, page F-20

23.
Comment:  It is unclear to us why you have included interest expense in the subtotal "income from operations." We consider interest expense and interest income to be non-operating items, and their inclusion in operating income is not appropriate. Please refer to Article 5-03 of Regulation S-X.

Response: We respectfully note your comment and have revised interest expense to be reported under non-operating items in the income statement.

24.
Comment:  We note the detail of your "other income" in Note 12. Please explain to us in more detail what is represented by "sales of goods," and tell us how you determined that this was non-operating income. In this regard, we believe that only those items defined in Article 5-03(6)(7) of Regulation S-X should be classified as non-operating income. Also tell us why you did not classify your 2004 tax refund as part of your net income tax expense.

Response: We respectfully note your comment and have revised the disclosures accordingly. We supplementally inform you that “Sales of Goods” under “Other Income” is Design Fee Income earned before signing the construction contract. In addition, the Tax Refund is government grant to encourage more investment in our subsidiary located in the City of Zhuhai.

25.
Comment:  We note your response to prior comment 26. However, your earnings per share information should be retroactively restated to present the effects of the recapitalization since the transaction is essentially a stock split occurring after the date of your latest balance sheet but before the effective date of your registration statement. In this regard, please revise your historical statements of income to present restated earnings per share. Please refer to SAB Topic 4C and paragraph 54 of SFAS 128, Earnings Per Share, for guidance. In addition, please revise the notes to your consolidated financial statements to include the disclosures required by paragraph 40 of SFAS 128.

Pamela A. Long
March 13, 2007

Response: We respectfully note your comment and have revised the historical income statement to reflect earnings per share retroactively so as to present the effects of recapitalization.

Consolidated Statements of Stockholders' Equity, page F-21

26.
Comment:  We note your response to prior comment 28. However, given the reasons indicated in our related comment above, please be advised that all share and per share disclosures throughout the filing should be retroactively restated for the October 2006 recapitalization in a manner similar to a stock split. In this regard, we believe that the equity of Full Art prior to the merger date should be restated such that the number of shares outstanding immediately prior to the merger equals the 43,304,125 shares received by Full Art in the merger. When you update to financial statements that include the merger date, we believe that the 2,275,000 shares held by CAEI immediately prior to the merger should be reflected on a separate line item titled "Shares effectively issued to former CAEI shareholders as part of the October 17, 2006 recapitalization," presented as though this were an issuance of stock on October 17, 2006. Similarly, the shares issued for services on the merger date and the private placement on the merger date should be reflected as separate line items and presented as issuances of stock on October 17, 2006. Refer to SAB Topic 4C and paragraph 54 of SFAS 128.

Response: We respectfully note your comment and have revised all share and per share disclosures throughout the filing accordingly.

Consolidated Statements of Cash Flows, page F-22

27.
Comment:  We note that you have classified changes in restricted cash as cash flows from financing activities. We read on page F-25 that this restricted cash represents time deposit accounts to secure notes payable and bank loans. It is unclear to us how you determined that classification as a financing activity was appropriate under SFAS 95. In this regard, if the restricted cash is being invested in debt instruments, it appears that it would be more appropriately classified as investing activities. Alternatively, if the restricted cash is merely placed in a separate bank account, it is unclear that this would qualify as a cash transaction. Please advise and revise as necessary.

Response: We note your comment and have reclassified restricted cash from financing activities to investing activities. Please note that although the restricted cash is placed in separate bank account, it functions as a pledge to guarantee the contract performance and, being so, should be recognized as a cash flow to set-aside this fund for specific purpose.

Note 2(m) - Revenue and Cost Recognition, page F-26

28.
Comment:  Given your response to prior comment 29, please revise your footnote disclosure to remove the revenue recognition policy related to managing, supervising, or coordinating the construction activity of others.

Pamela A. Long
March 13, 2007

Response: We respectfully note your comment and have revised the footnote disclosure of Revenue Recognition accordingly.

Exhibits

29.
Comment:  We note that several exhibits, including the underwriting agreement and legality opinion remain to be filed. Please note that we will need additional time to review these items and related disclosure, and may have additional comments.

Response: We respectfully note your comment and supplementally inform you that we have appended at the end of this letter a draft of the legal opinion. We intend to file the legal opinion and all other outstanding exhibits in the next amendment.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc: Luo Ken Yi, China Architectural Engineering, Inc.
  Edward M. Kelly, U.S. Securities and Exchange Commission

DRAFT OPINION

March [__], 2007

China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070
People's Republic of China
Attention: Luo Ken Yi

**Re: Registration Statement on Form S-1 (SEC File No. 333-138603)
Registration for Sale of up to 345,000 Shares of Common Stock and
Resale of 3,965,638 Shares of Common Stock**

Ladies and Gentlemen:

We have acted as counsel for China Architectural Engineering, Inc., a Delaware corporation (the "Company"), in connection with a registration statement on Form S-1 (File No. 333-138603) (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the public offering of up to 345,000 shares (the "Public Offering Shares") of the Company's common stock, $0.001 par value (the "Common Stock") and the resale of an aggregate of 3,965,638 shares (the "Resale Shares") of the Company's Common Stock which may be sold by the selling stockholders listed in the Registration Statement from time to time. As used in this opinion letter the term "IPO Prospectus" refers to the IPO Prospectus as defined in the Registration Statement in the form first filed with the Commission following the Effective Time pursuant to Rule 424(b) of the rules and regulations under the Securities Act, the term "Resale Prospectus" refers to the Resale Prospectus as defined in the Registration Statement and included in the Registration Statement at the Effective Time and the term "Effective Time" means the date and the time as of which the Registration Statement, or the most recent post-effective amendment thereto, if any, is declared effective by the Commission. The Public Offering Shares and the Resale Shares consist of the following:

(i) 300,000 shares of Common Stock to be sold by the Company in the public offering under the Registration Statement and IPO Prospectus;

(ii) up to 45,000 shares of Common Stock issuable by the Company upon exercise of an option of the representative of the underwriters named in the IPO Prospectus ;

LA-161085 v3 1005635-0201

DRAFT OPINION

China Architectural Engineering, Inc.
March [__], 2007
Page 2

(iii) 2,320,875 shares of Common Stock which were originally issued in a private placement completed on October 17, 2006 and which are included in the Registration Statement and Resale Prospectus;

(iv) 1, 312,675 shares of Common Stock held by our shareholders who were shareholders immediately prior to a share exchange completed on October 17, 2006 (the "October 2006 Share Exchange") and which are included in the Registration Statement and Resale Prospectus;

(v) 100,000 shares of Common Stock which were originally issued at the close of the October 2006 Share Exchange and which are included in the Registration Statement and Resale Prospectus; and

(vi) 232,088 shares of Common Stock issuable upon exercise of warrants which were originally issued at the close of the October 2006 Share Exchange and which are included in the Registration Statement and Resale Prospectus.

You have requested our opinion as to the matters set forth below in connection with the Registration Statement. For purposes of this opinion, we have examined the Registration Statement, the Company's Certificate of Incorporation and Bylaws, each as amended to date, and the corporate action of the Company that provides for the issuance of the Public Offering Shares and Resale Shares and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a Fact Certificate from an officer of the Company.

We have made assumptions that are customary in opinions of this kind, including the assumptions of the genuineness of all signatures on original documents, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof. We have not verified any of those assumptions.

Our opinion set forth below is limited to the Delaware General Corporation Law (the DGCL). We are not licensed to practice law in the State of Delaware and, accordingly, our opinions as to the DGCL are based solely on a review of the official statutes of the State of Delaware and the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such statutes and provisions. We are not opining on, and we assume no responsibility for, the applicability to or effect on any of the matters covered herein of any other laws, the laws of any other jurisdiction or the local laws of any jurisdiction.

Based upon and subject to the foregoing, it is our opinion that:

1. (a) 2,320,875 of the Resale Shares referred to in paragraph (iii) above,

DRAFT OPINION

China Architectural Engineering, Inc.
March [__], 2007
Page 3

(b) 1,312,675 of the Resale Shares referred to in paragraph (iv) above, and

(c) 100,000 of the Resale Shares referred to in paragraph (v) above,

are duly authorized, validly issued, fully paid and non-assessable;

2. (a) 300,000 of the Public Offering Shares referred to in paragraph (i) above,

(b) 45,000 of the Public Offering Shares referred to in paragraph (ii) above, and

(c) 232,088 of the Resale Shares issuable upon exercise of the warrants referred to in paragraph (vi) above,

have been duly authorized and when issued and paid for as described in the Registration Statement and IPO Prospectus, will be ,validly issued, fully paid and non-assessable ; and

3. 232,088 of the Resale Shares issuable upon exercise of the warrants referred to in paragraph (vi) above have been duly authorized and when issued and paid for as described in the Registration Statement and the terms of the applicable warrants, will be validly issued, fully paid and non-assessable.

For purposes of our opinion in the paragraph numbered 3 above, we have with your permission assumed that the Company does not subsequently authorize by action of its board of directors the issuance for some other corporate purpose the Shares previously reserved for issuance upon exercise of such warrants and that the anti-dilution rights applicable to such warrants do not result in the issuance of a number of shares of Common Stock that exceeds the number of shares of Common Stock authorized by the Company's Certificate of Incorporation, as amended.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the related IPO Prospectus and Resale Prospectus. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Yours truly,

DRAFT OPINION

KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP